                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2000

                                 or

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from _____________ to ______________

                        Commission file number 0-29816

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Triad Hospitals, Inc. Retirement Savings Plan

           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Triad Hospitals, Inc.
                          13455 Noel Road, 20th Floor
                              Dallas, Texas 75240
                                (972) 789-2700

                             Triad Hospitals, Inc.
                            Retirement Savings Plan

                             Financial Statements
                           and Supplemental Schedule


                       As of December 31, 2000 and 1999,
                   and for the Year ended December 31, 2000



                                   Contents

Report of Independent Auditors - Ernst & Young LLP.................   1
Report of Independent Auditors - PricewaterhouseCoopers LLP........   2


Audited Financial Statements

Statements of Net Assets Available for Benefits....................   3
Statement of Changes in Net Assets Available for Benefits..........   4
Notes to Financial Statements......................................   5


Supplemental Schedule

Schedule H; Line 4i - Schedule of Assets (Held At End of Year).....  14


Signatures.........................................................  15

                         Report of Independent Auditors

Plan Administrator
Triad Hospitals, Inc. Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Triad Hospitals, Inc. Retirement and Savings Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Dallas, Texas
May 15, 2001

                                              /s/ Ernst & Young LLP
                                             ------------------------
                                                  Ernst & Young LLP

                        Report of Independent Auditors

To the Participants and Administrator of the Triad Hospitals, Inc. Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Triad Hospitals, Inc. Retirement Savings Plan (the "Plan") at December 31, 1999 in conformity with accounting principles generally accepted in the United States. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


Dallas, Texas
July 11, 2000
                                          /s/ PricewaterhouseCoopers LLP
                                        -----------------------------------
                                              PricewaterhouseCoopers LLP

                             Triad Hospitals, Inc.
                            Retirement Savings Plan

                Statements of Net Assets Available for Benefits

                                                                    December 31
                                                               2000             1999
                                                        ----------------------------------
Assets
Investments:
 Columbia/HCA Healthcare Corporation
  Common Stock                                             $  98,412,477    $  78,938,856
 Triad Hospitals, Inc. Common Stock                           26,583,146        3,027,677
 Triad Hospitals, Inc. Common Stock (unallocated)             87,918,750       45,375,000
 LifePoint Hospitals, Inc. Common Stock                        6,166,779        1,748,002
 Registered investment companies                             230,801,142      243,632,485
 Collective Short-Term Investment Fund                         2,202,062        1,469,117
 Participant loans                                             6,510,280        7,388,833
                                                        ----------------------------------
Total investments                                            458,594,636      381,579,970
                                                        ----------------------------------

Receivables:
 Employer matching contribution                                  129,616           50,423
 Employer supplemental contribution                              651,766        4,900,896
 Participants contributions                                      582,887          285,642
 Due from broker for securities sold                             422,677          412,834
 Interest and dividends                                          508,389          616,072
                                                        ----------------------------------
Total receivables                                              2,295,335        6,265,867
                                                        ----------------------------------
Total assets                                                 460,889,971      387,845,837
                                                        ----------------------------------

Liabilities
Note payable to Triad                                         28,433,057       31,082,466
Cash overdraft                                                   118,742           27,541
Other                                                            129,030          141,860
                                                        ----------------------------------
Total liabilities                                             28,680,829       31,251,867
                                                        ----------------------------------

Net assets available for benefits                          $ 432,209,142    $ 356,593,970
                                                        ==================================


See accompanying notes.

                             Triad Hospitals, Inc.
                            Retirement Savings Plan

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 2000


Additions to net assets attributed to:
 Investment income:
  Net appreciation in fair value of investments               $ 92,582,148
  Interest                                                       6,068,761
  Dividends                                                      3,924,689
                                                            --------------
                                                               102,575,598
                                                            --------------

 Contributions:
  Participants                                                  14,178,249
  Employer matching                                              3,121,927
  Employer retirement                                            4,669,768
  Employer supplemental                                            651,766
                                                            --------------
                                                                22,621,710
                                                            --------------
Total additions                                                125,197,308
                                                            --------------

Deductions from net assets attributed to:
 Benefits paid to participants                                  45,550,121
 Interest expense                                                2,020,359
 Administrative expenses                                         1,351,142
                                                            --------------
 Total deductions                                               48,921,622
                                                            --------------

Net increase prior to transfers                                 76,275,686
Transfers to other plans                                          (660,514)
                                                            --------------
Net increase                                                    75,615,172
Net assets available for benefits at beginning of year         356,593,970
                                                            --------------
Net assets available for benefits at end of year              $432,209,142
                                                            ==============


See accompanying notes.

                             Triad Hospitals, Inc.
                            Retirement Savings Plan

                         Notes to Financial Statements

                              December 31, 2000


1. Description of the Plan

The following description of Triad Hospitals, Inc. Retirement Savings Plan (the
Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General

Triad Hospitals, Inc. (the Company or Triad) was created May 11, 1999 (the closing date) upon completion of a spin-off by Columbia/HCA Healthcare Corporation (Columbia/HCA). Triad created the Triad Hospitals, Inc. Retirement Savings Plan (the Plan) effective on the closing date.

The Plan replaced benefits previously provided by Columbia/HCA through the Columbia/HCA Healthcare Corporation Money Purchase Pension Plan, Columbia/HCA Salary Deferral Plan, Columbia/HCA Healthcare Corporation Stock Bonus Plan, HealthTrust, Inc. 401(k) Retirement Program, and/or the EPIC Healthcare Group, Inc. Profit Sharing Plan (collectively referred to hereinafter as the Prior Plans).

The Plan is a defined contribution plan which provides retirement, disability, and death benefits for all of the employees of the Company. The Plan covers employees of the Company who have at least two months of service and are age 21 or older. Employees whose employment is subject to a collective bargaining agreement (unless such agreement provides to the contrary) and leased employees are not entitled to participate in the Plan. All individuals who were employed by the Company on the closing date and who were active participants in one or more of the Prior Plans became participants of the Plan on the closing date. A component of the Plan operates as a leveraged employee stock ownership program
(ESOP) and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may voluntarily elect to defer salary and contribute the amount deferred to the Plan (participants' contributions) in amounts of up to l5% prior to July 1, 2000 and up to 18% subsequent to July 1, 2000 of their annual compensation, as defined by the Plan.

                             Triad Hospitals, Inc.
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)


1. Description of the Plan (continued)

Effective July 1, 2000, new employees automatically defer 3% of their annual compensation as participant contributions to the Plan unless the participant directs the Plan Sponsor otherwise. Additionally, effective July 1, 2000, participants may also rollover amounts representing distributions from other qualified plans.

The Company contributes, on behalf of each participant, an amount equal to 50% of a participant's contribution (Employer matching contribution), not to exceed 1 1/2% of the participant's compensation.

The Company makes an annual contribution (Employer Retirement Contribution) which is allocated to eligible participants. To be eligible to receive an allocation of the Employer Retirement Contribution, the participant must have been employed by the Company on the first day of the Plan year, have completed one year of service, and as of the last day of the Plan year, must be age 21 and employed by the Company. The Employer Retirement Contribution is made in the amount necessary to repay the installment due on the Note Payable to Triad (Triad Note) (see Note 4). Making the payment under the Triad Note results in shares of Triad Hospitals, Inc. Common Stock (Triad common stock) (see Note 3) being released from collateral under the Triad Note. This Triad common stock is used to make the annual ESOP allocation to participants. If the Employer Retirement Contribution is not sufficient to provide for the Plan's period allocations, the Company makes a cash contribution (Employer Supplemental Contribution). Together, the Employer Retirement and Supplemental Contributions provide for an annual allocation for each eligible participant. The allocation for each eligible participant is calculated as follows:

                                          Allocation as a Percent
          Years of Service                    of Participant's
      on Last Day of Plan Year                  Compensation
    ---------------------------        ----------------------------
          Less than 5                               2
          5 but less than 10                        3
          10 or more                                5

Participants may direct all participant contributions, the Employer matching contribution and the Employer Supplemental Contribution to several different Plan investment options, including Triad common stock.

                             Triad Hospitals, Inc.
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)


1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and Employer Matching Contribution, and the participant's allocation of the Employer Retirement and Supplemental Contributions and investment earnings and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested with respect to their participant's contributions plus earnings thereon. Vesting of the Employer Matching, Retirement and Supplemental Contributions plus earnings thereon is based on years of continuous service and increases with the accumulation of the years of service. After three years of service, the participant is 20% vested. With the completion of each additional year of service, the participant is vested an additional 20%. After seven years of service, the participant is l00% vested.

All balances transferred from the Prior Plans and associated earnings are 100% vested, with the exception of the Columbia/HCA Healthcare Corporation Money Purchase Pension Plan and the Columbia/HCA Healthcare Corporation Stock Bonus Plan. Vesting of provisions for these two prior plans generally follows the same schedule as vesting for the employer contributions.

Participants Loans

Participants may borrow from their account subject to a minimum of $1,000, and up to a maximum equal to $50,000 less the highest outstanding loan balance in the preceding twelve months, or the lesser of 50% of vested balances in all accounts available for loans, as defined by the Plan. Loan terms range from one to five years, or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Principal and interest is paid ratably through payroll deductions. The interest rate is determined based on the prime rate charged by the Northern Trust Company (the Trustee).

                             Triad Hospitals, Inc.
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)


1. Description of the Plan (continued)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant becomes 100% vested and may elect to receive an amount equal to the value of the participant's interest in his or her account in either a lump-sum amount or annuity payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawals are available for a participant upon attainment of age 59 1/2. Hardship withdrawals are available for a participant experiencing qualifying circumstances.

Forfeited Accounts

At December 31, 2000 and 1999, forfeited nonvested accounts totaled $2,075,981 and $1,401,264, respectively. These accounts will be used to reduce the Company's contributions made to the Plan. Forfeitures attributable to Employer Retirement Contributions shall be allocated to accounts of participants employed on the last day of the Plan year in which such forfeitures are created, pro rata based on participants Employer Retirement Contribution account balances. Any other forfeitures shall be utilized to reduce the Employer's Matching Contribution and any Employer Supplemental Contribution.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                             Triad Hospitals, Inc.
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)


2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

Shares of registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year end. Common stock is valued at its quoted market price. Participant loans are valued at their carrying value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Certain administrative expenses are paid by the Plan.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Investments

Unless the Plan Administrator directs otherwise, participants shall have no voting rights with regard to the investment in Columbia/HCA Healthcare Corporation Common Stock (Columbia/HCA common stock) or LifePoint Hospitals. Inc. Common Stock (LifePoint common stock). Participants may direct investments out of these funds, but no future investments may be made in these funds. The Plan Administrator or the Company may direct some or all of the Columbia/HCA and/or LifePoint common stock to be sold and invested in Triad common stock.

During 1999, the Plan purchased 3,000,000 shares of Triad common stock for use in connection with the ESOP component of the Plan (ESOP stock). The ESOP stock is held in a secondary trust which is administered by U.S. Trust Company, N.A. (the Secondary Trustee). The ESOP stock is collateral for the Triad Note (see
Note 4). As payments are made on the Triad Note, shares are released from collateral based upon the ratio of principal and interest paid during the period over the total principal and interest payments due under the Triad Note. Released shares are allocated to participant accounts in

                             Triad Hospitals, Inc.
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)


3. Investments (continued)

accordance with the ESOP allocation. Participants do not have any investment discretion regarding the ESOP stock allocated to their accounts. Participants can direct the voting of ESOP stock allocated to their account. The Secondary Trustee votes any unallocated ESOP stock and any allocated ESOP stock for which the Secondary Trustee did not receive voting directions proportionately in accordance with the voting directions that were received. As of December 31, 2000, 600,000 shares in total have been released from collateral. A total of 300,000 shares were allocated to participant accounts in February, 2001 and the remaining 300,000 shares were allocated in February, 2000.

During 2000, the Plan's investments (including investments bought, sold and held during the period) appreciated (depreciated) in value as follows:

Registered investment companies                                $ (8,577,048)
Common stock                                                    101,159,196
                                                              --------------
                                                               $ 92,582,148
                                                              ==============

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31 are:
                                                                   2000
                                                              --------------

Columbia/HCA Healthcare Corporation
 Common Stock                                                  $ 98,412,477
Triad Hospitals, Inc. Common Stock                              114,501,896
Core Equity Fund                                                 69,121,785
PIMCO Total Return Fund                                          46,979,208
PRIMCO Stable Value Fund                                         44,027,509
Berger Small Cap Value Investment Fund                           36,365,818

                                                                   1999
                                                              --------------

Columbia/HCA Healthcare Corporation
 Common Stock                                                  $ 78,938,856
Triad Hospitals, Inc. Common Stock                               48,402,677
Core Equity Fund                                                 83,332,264
PIMCO Total Return Fund                                          48,299,692
PRIMCO Stable Value Fund                                         43,935,745
Berger Small Cap Value Investment Fund                           30,784,563
Putnam International Growth A Fund                               20,489,502

                             Triad Hospitals, Inc.
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)


4. Note Payable to Triad

In June 1999, the Plan borrowed $34,500,000 from the Company and used the proceeds to purchase the ESOP stock (see Note 3). The Triad Note is to be repaid annually in equal annual installments of $4,669,768 over a period of ten years at 6 1/2% interest. The Triad Note requires the Company to make Employer Retirement Contributions in amounts based on the schedule of the required payments. The Triad Note is collateralized by the ESOP stock. The Company has no rights against the shares once the ESOP stock is allocated to participant accounts. As of December 31, 2000, payments due under the Triad Note and the schedule for release of ESOP stock from collateral was as follows:

                                                                    Stock
                                              Payments             Released
                                        --------------------------------------

     2001                                    $  4,669,768           300,000
     2002                                       4,669,768           300,000
     2003                                       4,669,768           300,000
     2004                                       4,669,768           300,000
     2005                                       4,669,768           300,000
     Thereafter                                14,009,306           900,000

5. Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

                                                      December 31
                                                2000              1999
                                            --------------------------------


     Net assets:
      Triad Hospitals, Inc. common stock     $ 97,260,443      $ 45,375,000
      Note payable to Triad                   (28,433,057)      (31,082,466)
                                            --------------------------------
                                             $ 68,827,386      $ 14,292,534
                                            ================================

                             Triad Hospitals, Inc.
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)


5. Non-Participant Directed Investments (continued)

                                                              Year Ended
                                                           December 31, 2000
                                                          --------------------


     Changes in Net Assets:
      Net appreciation in fair value of investments          $ 52,304,031
      Interest                                                        208
      Employer retirement contribution                          4,669,768
      Benefits paid to participants                              (428,147)
      Interest expense                                         (2,020,359)
      Interfund transfers                                           9,850
      Administrative expenses                                        (499)
                                                          --------------------
                                                             $ 54,534,852
                                                          ====================

6. Related Party Transactions

Certain plan investments are managed by an affiliate of the Trustee. Certain other plan investments are shares of the Triad common stock and of Columbia/HCA common stock. Columbia/HCA provides various services to the Company, including payroll processing.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested with regard to their Employer Matching, Retirement and Supplemental Contributions.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 7, 2000, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                             Triad Hospitals, Inc.
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)


9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to Form 5500:

                                                         2000          1999
                                                    ---------------------------


Net assets available for benefits per the
 financial statements                                $432,209,142  $356,593,970
Amounts allocated to withdrawing participants            (734,663)     (736,614)
                                                    ---------------------------
Net assets available for benefits per the Form 5500  $431,474,479  $355,857,356
                                                    ===========================

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2000 to Form 5500:

Benefits paid to participants per the financial statements         $ 46,210,635
Amounts allocated to withdrawing participants at December 3l, 2000      734,663
Amounts allocated to withdrawing participants at December 3l, 1999     (736,614)
                                                                   ------------
Benefits paid to participants per Form 5500                        $ 46,208,684
                                                                   ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

10. Subsequent Event

On April 27, 2001, the Company acquired Quorum Health Group, Inc. (Quorum). Individuals who were employed by Quorum prior to the acquisition and remain employees of entities previously owned by Quorum after the acquisition who are eligible for participation in the Quorum 401(k) Plan are excluded from participation in the Plan.

                             Supplemental Schedule

                             Triad Hospitals, Inc.
                            Retirement Savings Plan

        Schedule H; Line 4i - Schedule of Assets (Held At End of Year)

                                EIN: 75-2816101
                                  Plan #: 001

                               December 31, 2000


                                                           (c)
                      (b)                       Description of Investment                                       (e)
          Identity of Issue, Borrower,        Including Maturity Date, Rate                   (d)             Current
(a)             or Similar Party               of Interest, Par or Maturity                   Cost             Value
                                                          Value
 ----------------------------------------------------------------------------------------------------------------------------------
*     Columbia/HCA Healthcare Corporation        Columbia/HCA Healthcare
                                                   Corporation Common Stock                       N/A         $ 98,412,477

*     Triad Hospitals, Inc.                      Triad Hospitals, Inc. Common Stock
                                                   (ESOP stock/nonparticipant-
                                                   directed)                                   $34,349,178      97,260,443


*     Triad Hospitals, Inc.                      Triad Hospitals, Inc. Common Stock               N/A           17,241,453
      LifePoint Hospital, Inc.                   LifePoint Hospitals, Inc. Common
                                                   Stock                                          N/A            6,166,779

      J.P. Morgan & Co. Inc. and
        Putnam Investments                       Core Equity Fund                                               69,121,785
      Pacific Investment Management Company      PIMCO Total Return Fund                          N/A           46,979,208

      Invesco                                    PRIMCO Stable Value Fund                         N/A           44,027,509
      Berger Funds                               Berger Small Cap Value
                                                   Investment Fund                                N/A           36,365,818

      Putnam Investments                         Putnam International Growth A                    N/A           18,383,762
                                                   Fund
      Barclays Global Investors                  BGI Equity Index H Fund                          N/A           15,923,060
*     The Northern Trust Company                 Collective Short-Term Investment
                                                   Fund                                                          2,202,062

*     Participants                               General purpose loans, interest
                                                   rates ranging from 7% to 9.5%                                 6,510,280
                                                                                                              ------------
                                                                                                              $458,594,636
                                                                                                              ============

* Party-in-interest
N/A Reporting not required because investment is participant-directed.

                                  SIGNATURES
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Triad Hospitals, Inc. Retirement Savings Plan

Date: June 28, 2001                     By    /s/ Rickey E. Thomason
                                           -----------------------------------
                                             Rickey E. Thomason
                                             Vice President of Human Resources

                                 EXHIBIT INDEX


Exhibit           Seq.
Number            Description
------            -----------



 23.1     Consent of Independent Auditors - Ernst & Young LLP

 23.2     Consent of Independent Auditors - PricewaterhouseCoopers LLP